Exhibit 3.1

AMENDMENT NO. 1 TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION OF
BOLD EAGLE ACQUISITION CORP.

RESOLVED, as a special resolution, that Article 49.7 of the Amended and Restated Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.7 In the event that:

a.	the Company does not consummate a Business Combination by June 25, 2027, or such later time as the Members may approve by Ordinary Resolution in accordance with the Articles (the “Deadline Date”); the Company shall:

i.	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of amounts released to the Company to fund its working capital requirements (subject to an annual limit of $1,000,000), taxes paid or payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation or other distributions, if any); subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”